File No. 82-2683

08003721

RECEIVED

2008 JUL 10 A 3:45

Wolters Kluwer
Health

Contact Robert Dekker
Director of Communications
Wolters Kluwer Health
(610) 234-4533
Robert.Dekker@wolterskluwer.com

Kevin Entricken
Vice President, Investor Relations
Wolters Kluwer NV
+ 31 (0)20 6070 407
ir@wolterskluwer.com

SUPPL

FOR IMMEDIATE RELEASE:

Wolters Kluwer Health and Amirsys, Inc. Enter Partnership for Radiology and Pathology Publishing

Global Information Services and Publishing Company Teams Up with Radiology and Pathology Publisher for Substantial Collaboration

(Philadelphia, PA - July 9, 2008) Wolters Kluwer Health and Amirsys, Inc. announce a new book and eBook agreement that will combine the strong and growing Amirsys® brand with the Lippincott Williams & Wilkins brand and global sales and marketing reach. This arrangement will yield an exceptional offering of specialized diagnostic imaging expertise for radiology and pathology professionals. The forthcoming product line, released over the next eight years, will include over eighty references, including the popular *Diagnostic and Surgical Imaging Anatomy* series and the new *Expert Differential Diagnoses (ExpertDDx™)* series. Lippincott Williams & Wilkins is part of Wolters Kluwer Health, a leading provider of information and business intelligence for students, professionals, and institutions in medicine, nursing, allied health, pharmacy and the pharmaceutical industry.

"Our customers have come to rely on the depth of Lippincott Williams & Wilkins solutions. The partnership with Amirsys further enhances our leading position in radiology and pathology content" says Gordon T. Macomber, President & CEO, Professional & Education, Wolters Kluwer Health, "The ***Expert Differential Diagnoses*** series is an impressive resource that is sure to become a valuable go-to reference for the busy practicing radiologist."

Developed by a cadre of leading experts in every subspecialty of radiology, the ***Expert Differential Diagnoses*** series provides more than 1,000 of the most useful differential diagnoses in all body parts. Each book and eBook contains a brief bulleted text that aids the reader with helpful clues for common diagnoses, as well as clear images that illustrate each differential diagnosis. Scheduled to release in November 2008, the first titles to publish in this series include: Brain and Spine, Abdomen, Musculoskeletal, and Obstetrics.

"We are very excited about our newly expanded reference book and eBook relationship with Wolters Kluwer Health. The synergies between our two companies will allow us to leverage each other's strengths as we create the kind of innovative, cutting-edge products that today's medical marketplace demands," says Anne G. Osborn, MD, Executive Vice President and Editor-in-Chief, Amirsys, Inc., "The global distribution reach of Wolters Kluwer Health combined with Amirsys' reputation for quality is a perfect fit."

PROCESSED
JUL 14 2008 A
THOMSON REUTERS

7/11

For more information or to purchase, visit lww.com.

About Wolters Kluwer Health

Wolters Kluwer Health (Conshohocken, PA), a division of Wolters Kluwer, is a leading provider of information and business intelligence for students, professionals and institutions in medicine, nursing, allied health, pharmacy and the pharmaceutical industry. Major brands include traditional publishers of medical and drug reference tools and textbooks, such as Lippincott Williams & Wilkins and Facts & Comparisons®; electronic information providers, such as Ovid, Medi-Span® and ProVation®; and pharmaceutical information providers such as Adis International and Source®. Wolters Kluwer Health has annual revenues (2007) of $1,044 million (€761 million) and employs approximately 2,700 employees globally. For more information, visit www.WKHealth.com.

About Amirsys

Amirsys is the leading provider of imaging informatics. Its Diagnostic Imaging, Imaging Anatomy and Pocket Radiologist® reference text series have become the top selling reference sources in radiology. STATdx® provides diagnostic clinical decision support to radiologists and other physicians at the point-of-care. This comprehensive, definitive imaging content database provides granular detail and ease of use unlike any other clinical decision support system in imaging. The STATdx system offers thousands of detailed diagnoses, expert differential diagnoses, examples of common and variant cases, detailed imaging anatomy, color graphic illustrations, radiologic images, surgical/pathological photographs and text. STATdx supports the busy practicing radiologist by increasing speed, accuracy and diagnostic confidence in complex cases. STATdx is the largest and most comprehensive XML-based digital reference source exclusively designed for imaging in the world. STATdx streamlines workflow by reducing the time required to research and complete a difficult imaging analysis. Its digital format sets it apart from a textbook and it ensures that radiologists can have access to on-demand reference tools wherever and whenever needed - in the hospital, in the imaging center, or at home. PathIQ® ImmunoQuery® by Amirsys provides powerful meta-analysis plus stunning, high-resolution images of salient histologic features, tissue controls, antibody stains and pitfalls. PathIQ ImmunoQuery is the most widely-used informatics system in the world used by pathologists for selecting immunostains. For more information, visit www.amirsys.com.

Forward-looking Statements

This press release contains forward-looking statements. These statements may be identified by words such as "expect," "should," "could," "shall," and similar expressions. Wolters Kluwer cautions that such forward-looking statements are qualified by certain risks and uncertainties that could cause actual results and events to differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions; conditions in the markets in which Wolters Kluwer is engaged; behavior of customers, suppliers, and competitors; technological developments; the implementation and execution of new ICT systems or outsourcing; and legal, tax, and regulatory rules affecting Wolters Kluwer's businesses, as well as risks related to mergers, acquisitions, and divestments. In addition, financial risks such as currency movements, interest rate fluctuations, liquidity, and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

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